SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/22/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
68

8. SHARED VOTING POWER
41

9. SOLE DISPOSITIVE POWER
68
_______________________________________________________

10. SHARED DISPOSITIVE POWER
41



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
109 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.41%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
68

8. SHARED VOTING POWER
41

9. SOLE DISPOSITIVE POWER
68
_______________________________________________________

10. SHARED DISPOSITIVE POWER
41



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
109 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.41%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
68

8. SHARED VOTING POWER
41

9. SOLE DISPOSITIVE POWER
68
_______________________________________________________

10. SHARED DISPOSITIVE POWER
41



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
109 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.41%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
68

8. SHARED VOTING POWER
41

9. SOLE DISPOSITIVE POWER
68
_______________________________________________________

10. SHARED DISPOSITIVE POWER
41



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
109 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.41%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Auction Rate Preferred of Western Asset Municipal Partners Fund ("MNP" or the "Issuer").

(a) The principal executive offices of MNP are located at

620 Eight Ave.
49th Floor
New York, NY 10018

(b) CUSIP: 95766P207


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit 1 - Letter to MNP Secretary.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on January 28,2014, there were 1,700 shares of Auction Rate Preferred outstanding as of November 30,2013. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors,LLC, a registered investment advisor. As of January 21, 2015, Bulldog Investors,LLC is deemed to be the beneficial owner of 109 shares of MNP (representing 6.41% of MNP's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 109 shares of MNP include 68 shares (representing 4.00% of MNP's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd.,
Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 109 shares of MNP beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 41 shares (representing 2.41% of MNP's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 68 shares. Bulldog Investors, LLC has shared power to dispose of and vote 41 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of MNP's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days no shares of MNP were purchased.



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit 1 and 2


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/22/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Opportunity Partners L.P.
Park 80 West - Plaza Two, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
201-556-0092

January 22, 2015

Robert I. Frenkel, Esq.
Secretary
Western Asset Municipal Partners Fund Inc.														Date: October 23, 2014
620 Eighth Avenue, 49th Floor
New York, NY 10018

Dear Mr. Frenkel:

   Opportunity Partners L.P. beneficially owns 16 shares of Auction Rate Cumulative Preferred Stock, $50,000 par value per share (Cusip 95766P207) of Western Asset Municipal Partners Fund Inc. (the "Fund"). These shares are registered on the Fund's stock transfer books in the name of Cede & Co.

   Please be advised that at the Fund's next annual meeting of shareholders Opportunity Partners intends to nominate me for election as a director by the owners of the Auction Rate Cumulative Preferred Stock, voting separately as a class. Information about me is contained in the definitive proxy statement filed with the SEC by Special Opportunities Fund, Inc. on November 26, 2014.

   I consent to being named in the proxy statement as a nominee and to serving as a director of the Fund if elected.

   If the board would like to discuss this matter with us, please contact me at (914) 747-5262 or pgoldstein@bulldoginvestors.com.
Very truly yours,

Phillip Goldstein
/s/ Phillip Goldstein
Member
Bulldog Investors LLC
General Partner




Exhibit 2:

Agreement to Make Joint Filing

	Agreement made as of the 22nd day of January, 2015, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Western Asset Municipal Partners FUnd (MNP), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of MNP;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member